SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                POLARIS INDUSTRIES PARTNERS L.P.
                        (Name of Issuer)

             Units of Beneficial Assignment of Class
            A Limited Partnership Interests ("BACs")
                 (Title of Class of Securities)

                           731069 10 0
                         (CUSIP Number)

                      Victor K. Atkins, Jr.
                      33 Flying Point Road
                     Southampton, NY  11968
                        (516) 283-1915
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 22, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.   731069 10 0               Page   2    of    4 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Victor K. Atkins, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)|   |
                                         (b)| X |
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(e)                          /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF       7     SOLE VOTING POWER   0
 SHARES
BENEFICIALLY    8   SHARED VOTING POWER    0
OWNED BY
 EACH           9   SOLE DISPOSITIVE POWER  0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER   0
 WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                            /  /
                                               |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.00%

14   TYPE OF REPORTING PERSON*

       IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

 This Amendment No. 1 filed by Victor K. Atkins, Jr. amends, with respect to Mr. Atkins only, the cover page and Items 2 and 5 of the Schedule 13D dated September 6, 1994 (the "Schedule 13D") relating to Units of Beneficial Assignment of Class A Limited Partnership Interests ("BACs") of Polaris Industries Partners L.P. (the "Partnership"), which was filed with the Securities and Exchange Commission on September 6, 1994, by Lehman Brothers Holdings Inc., EIP I Inc. and EIP Holdings L.P. (collectively, "Lehman") and Mr. Atkins. Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 2.   Identity and Background.

     Item 2 is hereby amended to add the following:

     In connection with the consummation of the Transaction, Mr.
Atkins has resigned from all positions held with the Partnership and its affiliates, although he continues to assist the Corporation (as defined below) with respect to certain tax matters of the Partnership and certain of its affiliates.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended to add the following:

     In the Schedule 13D, Mr. Atkins stated that he was in favor of a Transaction by which the Partnership would be converted from a publicly traded limited partnership into a publicly traded corporation. On December 22, 1994, such Transaction was consummated by merger.

     In the Transaction, Mr. Atkins disposed of all of his BACs and all interests in affiliates of the Partnership, except for 1,393,818 shares of Common Stock of Polaris Industries Inc., a Minnesota corporation (the "Corporation"), received in the Transaction. Mr. Atkins is concurrently herewith filing a
Schedule 13D with respect to his interest in securities of the Corporation.

 Since the Transaction has been consummated, Mr. Atkins is no longer acting together with Lehman for the purpose of acquiring, holding, voting or disposing of equity securities of the Corporation. Consequently, Mr. Atkins should no longer be deemed to be a "group" (as defined in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended) with Lehman.

     As stated in the Schedule 13D, Mr. Atkins is no longer serving as an officer or director of the Partnership or any of its affiliates, although he continues to assist the Corporation with respect to certain tax matters of the Partnership and certain of its affiliates. Additionally, the Wendel-Atkins Agreement between Mr. Atkins and W. Hall Wendel, Jr. remains in effect.

     Mr. Atkins does not believe that he is now acting together with Mr. Wendel for the purpose of acquiring, holding, voting or disposing of equity securities of the Corporation or can now be deemed to be part of a "group" with Mr. Wendel.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 22, 1994


                               /s/ Victor K. Atkins, Jr.

                              Victor K. Atkins, Jr.